UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File Number: 001-39446

CureVac N.V.

(Exact Name of Registrant as Specified in Its Charter)

Friedrich-Miescher-Strasse 15, 72076

Tübingen, Germany

+49 7071 9883 0

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

On April 16, 2024, CureVac N.V. (the “Company”) issued a press release announcing a strategic collaboration to develop novel cancer vaccines with The University of Texas MD Anderson Cancer Center (“MD Anderson”).

The information included in this Form 6-K (including Exhibit 99.1, but excluding the statements of the Company’s Chief Executive Officer, MD Anderson’s Assistant Professor of Hematopoietic Biology & Malignancy and director of the department’s cancer vaccine program and MD Anderson’s chair of Hematopoietic Biology and Malignancy and leader of the ECLIPSE platform contained in Exhibit 99.1 hereto) is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-259613).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CUREVAC N.V.

By:	/s/ Alexander Zehnder
Chief Executive Officer

Date: April 16, 2024

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

99.1	CureVac N.V. Press Release dated April 16, 2024